Exhibit (k)(2)

Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

SUB-ADMINISTRATION SERVICES AGREEMENT

This Sub-Administration Services Agreement (this “Agreement”), dated October 17, 2025, is between PennantPark Investment Administration, LLC (the “Administrator”), a Delaware limited liability company, and Ultimus Fund Solutions, LLC (“Ultimus”), a limited liability company organized under the laws of the state of Ohio.

Background

The Administrator serves as the administrator to PennantPark Enhanced Income Fund (the “Fund”), a closed-end management investment company registered or to be registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), that has made a fundamental election to operate as an interval fund under Rule 23c-3 of the Investment Company Act, and it desires that Ultimus perform certain services. Ultimus is willing to perform such services on the terms and conditions set forth in this Agreement. PennantPark Investment Advisers, LLC, an affiliate of the Administrator, serves as the Fund’s investment adviser (the “Adviser”).

Terms and Conditions

1.	Retention of Ultimus

The Administrator retains Ultimus to provide the sub-administration services set forth in each Addendum selected below (collectively, the “Services”), which are incorporated by reference into this Agreement. Ultimus accepts such engagement to perform the selected Services.

☒	Fund Sub-Administration Addendum

2.	Allocation of Charges and Expenses

2.1.	Ultimus shall furnish at its own expense the executive, supervisory, and clerical personnel necessary to perform its obligations under this Agreement.

2.2.

The Administrator acknowledges and agrees that, except as provided in Section 2.1, Ultimus shall not be responsible to pay any expenses of the Administrator or the Fund, including, without limitation: organization costs; taxes; expenses for legal and auditing services; the expenses of preparing (including typesetting), printing and mailing reports, prospectuses, statements of additional information, information statements, proxy statements and related materials; all expenses incurred in connection with issuing and repurchasing shares; the costs of custodial services; the cost of initial and ongoing registration or qualification of the shares under federal and state securities laws; fees and reimbursable expenses of officers, directors, and trustees (as applicable) of the Fund who are not affiliated persons of Ultimus or the investment adviser(s) to the Fund; insurance premiums; interest; brokerage costs; litigation and other extraordinary or nonrecurring expenses; and all fees and charges of investment advisers to the Fund.

3.	Compensation

3.1.

The Administrator shall pay for the Services to be provided by Ultimus under this Agreement in accordance with, and in the manner set forth in, the fee letter attached to each addendum (each a “Fee Letter”), which may be amended from time to time. Each Fee Letter is incorporated by reference into this Agreement.

3.2.

If this Agreement becomes effective subsequent to the first day of a month, Ultimus’ compensation for that part of the month in which the Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth in the applicable Fee Letter. If this Agreement terminates before the last day of a month, Ultimus’ compensation for that part of the month in which the Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth in the applicable Fee Letter. The Administrator shall promptly pay Ultimus’ prorated compensation for the preceding month.

3.3.

In the event that the U.S. Securities and Exchange Commission (the “SEC”), Financial Industry Regulatory Authority, Inc. (“FINRA”), or any other regulator or self-regulatory authority adopts regulations and requirements relating to the payment of fees to service providers or which would result in any material increases or decreases in costs to provide the Services under this Agreement, the parties agree to negotiate in good faith amendments to this Agreement in order to comply with such requirements and provide for additional or decreased, as the case may be, compensation for Ultimus as mutually agreed to by the parties.

3.4.

In the event that any fees are disputed, the Administrator shall, on or before the due date, pay all undisputed amounts due hereunder and notify Ultimus in writing of any disputed fees which it is disputing in good faith. Payment for such disputed fees shall be due on or before the thirty (30th) business day after the day on which Ultimus provides to the Administrator documentation which reasonably supports the disputed charges and which the Administrator agrees resolves the dispute.

4.	Reimbursement of Expenses

In addition to paying Ultimus the fees described in each Fee Letter, the Administrator agrees to reimburse Ultimus for its actual reimbursable expenses in providing services hereunder, if applicable, including, without limitation, the following:

4.1.

Reasonable travel and lodging expenses incurred by officers and employees of Ultimus in connection with attendance, at the request of the Administrator, at in person meetings of the Fund’s Board (the “Board”) or any committee thereof and shareholders’ meetings;

4.2.	All freight and other delivery charges incurred by Ultimus in delivering materials on behalf of the Administrator;

4.3.

At the request of the Administrator, the cost of obtaining secondary security market quotes and any securities data, including, but not limited to, the cost of fair valuation services and the cost of obtaining corporate action related data and securities master data;

4.4.	The cost of electronic or other methods of storing records and materials;

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4.5.

All fees and expenses as agreed in advance by the Administrator incurred in connection with any licensing of software, subscriptions to databases, custom programming or systems modifications required to provide any special reports or services requested by the Administrator;

4.6.

Any expenses Ultimus shall incur at the direction of an officer of the Fund thereunto duly authorized other than an employee or other affiliated person of Ultimus who may otherwise be named as an authorized representative of the Fund for certain purposes;

4.7.	A reasonable allocation of the costs associated with the preparation of Ultimus’ Service Organization Control 1 Reports (“SOC 1 Reports”);

4.8.	A reasonable allocation of the cost of GainsKeeper® software, used by Ultimus to track wash loss deferrals for both fiscal (855) and excise tax provisioning; and

4.9.

Any additional expenses reasonably incurred by Ultimus in the performance of its duties and obligations under this Agreement and, to the extent practicable, as approved in advance by the Administrator.

5.	Maintenance of Books and Records; Record Retention

5.1.

Ultimus shall maintain and keep current the accounts, books, records and other documents relating to the Services as may be required by applicable law, rules, and regulations, including Federal Securities Laws as defined under Rule 38a-1 under the Investment Company Act.

5.2.	Ownership of Records

A.

Ultimus agrees that all such books, records, and other data (except computer programs and procedures) developed to perform the Services (collectively, “Client Records”) shall be the property of the Administrator or the Fund.

B.

Ultimus agrees to provide the Client Records to the Administrator, at the expense of the Administrator to the extent Ultimus incurs any reasonable out-of-pocket expenses in doing so, upon reasonable request, and to make such books and records available for inspection by the Administrator, the Fund, or its regulators at reasonable times, it being understood and agreed that there may be occasions when the Fund may request Ultimus to deliver certain Client Records to the Administrator with a very short turnaround time (e.g., in response to a regulator’s request for documents or inquiry).

C.

Ultimus agrees to furnish to the Administrator, at the reasonable expense of the Administrator, all Client Records in the electronic or other medium in which such material is then maintained by Ultimus as soon as practicable after any termination of this Agreement. Unless otherwise required by applicable law, rules, or regulations, Ultimus shall promptly turn over to the Administrator or, upon the written request of the Administrator, destroy the Client Records maintained by Ultimus pursuant to this Agreement. If Ultimus is required by applicable law, rule, or regulation to maintain any Client Records, it will provide the Administrator with copies as soon as reasonably practical after the termination.

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5.3.	Ultimus agrees to keep confidential all Client Records, except when compelled to divulge such information by duly constituted authorities or court process.

5.4.

If Ultimus is requested or required to divulge such information by duly constituted authorities or court process, Ultimus shall, unless prohibited by law, promptly notify the Administrator of such request(s) so that the Administrator may seek, at the expense of the Administrator, an appropriate protective order, an order to enjoin such disclosure or any other similar measure(s). Ultimus agrees to provide reasonable assistance to the Administrator, at the expense of the Administrator, if the Administrator endeavors to take any of the actions described in the preceding sentence.

6.	Subcontracting

Ultimus may, at its expense and with the Administrator’s prior written approval, subcontract with any entity or person concerning the provision of the Services; provided, however, that Ultimus shall use due care in selecting such subcontractor and shall not be relieved of any of its obligations under this Agreement by the appointment of such subcontractor, and that Ultimus shall be responsible, including to the extent provided in Section 10, for all acts of a subcontractor. Ultimus shall obtain the approval of the Administrator before engaging any sub-contractor that will provide more than a limited amount of Services to be provided by Ultimus.

7.	Effective Date

7.1.	This Agreement shall become effective as of the date first above written (the “Agreement Effective Date”).

7.2.	Each Addendum shall become effective as of the date first written in the Addendum.

8.	Term

8.1.

Initial Term. This Agreement shall continue in effect, unless earlier terminated by either party as provided under this Section 8, for a period of three (3) from the date first above written (the “Initial Term”).

8.2.	Renewal Terms. Immediately following the Initial Term this Agreement shall automatically renew for successive one-year periods (a “Renewal Term”).

8.3.	Termination. A party may terminate this Agreement under the following circumstances.

A.

Termination for Good Cause. During the Initial Term or a Renewal Term, a party (the “Terminating Party”) may only terminate this Agreement against the other party (the “Non-Terminating Party”) for good cause. For purposes of this Agreement, “good cause” shall mean:

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(1)

a material breach of this Agreement by the Non-Terminating Party that has not been cured or remedied within 30 days after the Non-Terminating Party receives written notice of such breach from the Terminating Party;

(2)

the Non-Terminating Party takes a position regarding compliance with Federal Securities Laws that are applicable to the operation and business of the Fund that the Terminating Party reasonably disagrees with, the Terminating Party provides 30 days’ prior written notice of such disagreement, and the parties fail to come to agreement on the position within the 30-day notice period;

(3)

a final and unappealable judicial, regulatory, or administrative ruling or order in which the Non-Terminating Party has been found guilty of criminal or unethical behavior in the conduct of its business;

(4)

the authorization or commencement of, or involvement by way of pleading, answer, consent, or acquiescence in, a voluntary or involuntary case under the Bankruptcy Code of the United States Code, as then in effect; and

(5)	liquidation of the Fund.

(6)

termination of the administration services agreement by and between the Fund and the Administrator (the “Administration Services Agreement”); provided that such termination is initiated by the Fund, not the Administrator, and does not constitute a breach by the Fund of the Administration Services Agreement.

Additionally, the Administrator shall have the right to terminate this Agreement for good cause if the Administrator or the Fund has suffered Losses (as defined below) that are primarily caused by the action and/or inaction of Ultimus, Ultimus has declined to reimburse the Administrator or the Fund to the full extent of such Losses because of the limitation of liability provision in Section 10.2(F) and the aggregate amount of such unreimbursed Losses exceeds $[REDACTED].

B.

Out-of-Scope Termination. If the Administrator demands services that are beyond the scope of this Agreement and/or the Fund’s investment strategy, structure, holdings, or other aspects of the Fund’s operations deviate in any material respect from those Ultimus understood to exist during the initial due diligence and onboarding stage, such that Ultimus is (or will be) required to employ resources, whether in the form of additional man hours, investment or otherwise, beyond what was originally anticipated by Ultimus (collectively, the “Out-of-Scope Services”), and the parties cannot agree on appropriate terms relating to such Out-of-Scope Services, Ultimus may terminate this Agreement upon not less than 90 days’ prior written notice.

C.

End-of-Term Termination. A party can terminate this Agreement at the end of the Initial Term or a Renewal Term by providing written notice of termination to the other party at least 150 days prior to the end of the Initial Term or then-current Renewal Term.

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D.

Early Termination. Any termination of this Agreement in whole or in part other than termination under Section 8.3.A-C is deemed an “Early Termination.” Upon the occurrence of an Early Termination, the Administrator shall be subject to an “Early Termination Fee” equal to the pro rated fee amount due to Ultimus through the end of the then-current term as calculated in the applicable Fee Letter, including the repayment of any negotiated discounts provided by Ultimus during the term of the Agreement.

E.	Final Payment. Any unpaid compensation, reimbursement of expenses, or Early Termination Fee is due to Ultimus within 30 calendar days of the termination date provided in the notice of termination.

8.4.

No Waiver. Failure by either party to terminate this Agreement for a particular cause shall not constitute a waiver of its right to subsequently terminate this Agreement for the same or any other cause.

9.	Intentionally Omitted.

10.	Standard of Care; Limits of Liability; Indemnification

10.1.

Standard of Care. Each party’s duties are limited to those expressly set forth in this Agreement and the parties do not assume any implied duties. Each party shall use its best efforts in the performance of its duties and act in good faith and in accordance with at least a commercially reasonable standard of care in performing the Services or its obligations under this Agreement. Each party shall be liable for any damages, losses or costs arising out of such party’s failure to perform its duties under this Agreement to the extent such damages, losses or costs arise out of its willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder.

10.2.	Limits of Liability

A.

Notwithstanding the above, Ultimus shall not be liable for any Losses (as defined below) arising from the following provided that Ultimus has acted in accordance with the standard of care set forth above:

(1)

performing Services or duties pursuant to any oral, written, or electric instruction, notice, request, record, order, document, report, resolution, certificate, consent, data, authorization, instrument, or item of any kind that Ultimus reasonably believes to be genuine and to have been signed, presented, or furnished by a duly authorized representative of the Administrator or the Fund (other than an employee or other affiliated persons of Ultimus who may otherwise be named as an authorized representative of the Administrator or the Fund for certain purposes);

(2)	operating under its own initiative, in good faith and in accordance with the standard of care set forth herein, in performing its duties or the Services;

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(3)	using valuation information provided by the Administrator’s approved third-party pricing service(s) or the Adviser for the purpose of valuing the Fund’s portfolio holdings;

(4)

any default, damages, costs, loss of data or documents, errors, delay, or other loss whatsoever caused by events beyond Ultimus’ reasonable control, including, without limitation, corrupt, faulty or inaccurate data provided to Ultimus by third-parties;

(5)	any error, action or omission by the Administrator, the Fund or other past or current service provider; and

(6)	any failure to properly register the Fund’s shares in accordance with the Securities Act or any state blue sky laws.

B.

Ultimus may apply to the Administrator or the Fund at any time for instructions and may, with the Administrator’s or the Fund’s prior approval and with representatives of the Administrator or the Fund present, consult with counsel for the Administrator or the Fund, counsel for the Fund’s independent Board members, and with the Fund’s accountants and other experts with respect to any matter arising in connection with Ultimus’ duties or the Services. Ultimus shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with any such written instruction or with the reasonable written opinion of such counsel, accountants, or other experts qualified to render such opinion.

C.

A copy of the Administrator’s and the Fund’s formation document is on file with the Secretary of State (or equivalent authority) of the state in which the Administrator and the Fund are organized, and notice is hereby given that this instrument is executed on behalf of the Administrator or the Fund (as applicable) and not the officers or trustees of the Fund individually and that the obligations of this instrument are not binding upon any of the directors, trustees, officers or shareholders individually but are binding only upon the assets and property of the Administrator and the Fund, and Ultimus shall look only to the assets of the Administrator and the Fund for the satisfaction of such obligations.

D.

Ultimus shall not be held to have notice of any change of authority of any officer, agent, representative or employee of the Administrator, the Adviser, or any of the Fund’s other service providers until receipt of written notice thereof from the Administrator. As used in this Agreement, the term “investment adviser” includes all sub-advisers or persons performing similar services.

E.

The Board has and retains primary responsibility for oversight of all compliance matters relating to the Fund, including, but not limited to, compliance with the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the USA PATRIOT Act of 2001, the Sarbanes Oxley Act of 2002 and the policies and limitations of the Fund relating to the portfolio investments as set forth in the Fund’s

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prospectus and statement of additional information. Ultimus’ monitoring and other functions hereunder shall not relieve the Board of its primary day-to-day responsibility for overseeing such compliance.

F.

To the maximum extent permitted by law, the Administrator agrees to limit Ultimus’ liability for any Losses (as defined below) suffered by the Administrator or the Fund, other than liability resulting from Ultimus’ willful misfeasance, bad faith, gross negligence in the performance of its duties, or reckless disregard of its obligations and duties hereunder, to an amount that shall not exceed the total compensation received by Ultimus under this Agreement during the most recent rolling 12-month period or the actual time period this Agreement has been in effect if less than 12 months. This limitation shall apply regardless of the cause of action or legal theory asserted.

G.

In no event shall either party be liable to the other party for trading losses, lost revenues, special, incidental, punitive, indirect, consequential or exemplary damages or lost profits, whether or not such damages were foreseeable or a party was advised of the possibility thereof. Ultimus shall not be liable for any corrupt, faulty or inaccurate data provided to Ultimus by any third-parties for use in delivering Ultimus’ Services to the Administrator or the Fund and Ultimus shall have no duty to independently verify and confirm the accuracy of third-party data. The parties acknowledge that the other parts of this Agreement are premised upon the limitation stated in this section.

10.3.	Indemnification

A.

Each party (the “Indemnifying Party”) agrees to indemnify, defend, and protect the other party, including its trustees, directors, managers, officers, employees, and other agents (collectively, the “Indemnitees” and each an “Indemnitee”), and shall hold the Indemnitees harmless from and against any actions, suits, claims, losses, damages, liabilities, and reasonable costs, charges, and expenses (including attorney fees and investigation expenses) (collectively, “Losses”) arising out of (1) the Indemnifying Party’s failure to exercise the standard of care set forth above unless and to the extent such Losses were caused in part by the Indemnitees own willful misfeasance, bad faith or gross negligence; (2) any violation of Applicable Law (defined below) by the Indemnifying Party or its affiliated persons or agents relating to this Agreement and the activities thereunder; and (3) any material breach by the Indemnifying Party or its affiliated persons or agents of this Agreement.

B.

Notwithstanding the foregoing provisions, the Administrator shall indemnify Ultimus for Ultimus’ Losses arising from circumstances under Section 10.2.A; provided, however, that the Administrator shall not have any obligation to indemnify Ultimus hereunder for any Losses that arise out of Ultimus’ willful misfeasance, bad faith or gross negligence.

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C.

Upon the assertion of a claim for which either party may be required to indemnify the other, the Indemnitee shall promptly notify the Indemnifying Party of such assertion, and shall keep the Indemnifying Party advised with respect to all developments concerning such claim. Notwithstanding the foregoing, the failure of the Indemnitee to timely notify the Indemnifying Party shall not relieve the Indemnifying Party of its indemnification obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure.

D.

The Indemnifying Party shall have the option to participate with the Indemnitee in the defense of such claim or to defend against said claim in its own name or in the name of the Indemnitee. The Indemnitee shall in no case confess any claim or make any compromise in any case in which the Indemnifying Party may be required to indemnify the Indemnitee except with the Indemnifying Party’s prior written consent.

10.4.	The provisions of this Section 10 shall survive termination of this Agreement.

11.	Force Majeure.

Neither party will be liable for Losses, loss of data, delay of Services, or any other issues caused by events beyond its reasonable control, including, without limitation, delays by third party vendors and/or communications carriers, acts of civil or military authority, national emergencies, labor difficulties, fire, flood, catastrophe, acts of God, insurrection, war, riots, pandemics, failure of the mails, transportation, communication, or power supply. In such event, the impacted party will use commercially reasonable efforts to recommence performance whenever and to whatever extent possible without delay, including through the use of alternate sources, workaround plans or other means. Either party desiring to rely upon any of the foregoing as an excuse for default or breach will, when the cause arises, give to the other party prompt notice of the facts which constitute such cause; and, when the cause ceases to exist, give prompt notice thereof to the other party. Reasonably foreseeable breaches resulting from Ultimus’ breach of Section 13.3 will not be deemed hereunder to be beyond the reasonable control of Ultimus.

12.	Representations and Warranties

12.1.	Joint Representations. Each party represents and warrants, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(A)	It is a corporation, limited liability company, partnership, trust, or other entity duly organized and validly existing in good standing under the laws of the jurisdiction in which it is organized.

(B)

To the extent required by Applicable Law (defined below), it is duly registered with all appropriate regulatory agencies or self-regulatory organizations and such registration will remain in full force and effect for the duration of this Agreement.

(C)

For the duties and responsibilities under this Agreement, it is currently and will continue to abide by all applicable federal and state laws, including, without limitation, federal and state securities laws; regulations, rules, and interpretations of the SEC and its authorized regulatory agencies and organizations, including FINRA; all other self-regulatory organizations governing the transactions contemplated under this Agreement; and any state laws governing privacy (collectively, “Applicable Law”).

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(D)	It has duly authorized the execution and delivery of this Agreement and the performance of the transactions, duties, and responsibilities contemplated by this Agreement.

(E)

This Agreement constitutes a legal obligation of the party, subject to bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting the rights and remedies of creditors and secured parties.

(F)

Whenever, in the course of performing its duties under this Agreement, it determines that a violation of Applicable Law has occurred, or that, to its knowledge, a possible violation of Applicable Law may have occurred, or with the passage of time could occur, it shall promptly notify the other party of such violation.

12.2.	Representations of the Administrator. The Administrator represents and warrants, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(A)

It shall cause the Adviser and sub-advisers, prime broker, custodian, legal counsel, independent accountants, and other service providers and agents, past or present, for the Administrator or the Fund to cooperate with Ultimus and to provide it with such information, data, documents, and advice relating to the Fund as appropriate or requested by Ultimus, in order to enable Ultimus to perform its duties and obligations under this Agreement. To the extent the Administrator, the Fund or the Adviser or any other service provider to the Administrator or the Fund is/are unable to supply Ultimus with all of the information necessary for Ultimus to perform the Services, Ultimus may not be able to fully perform the Services and will not be responsible for such failure.

(B)

The Administrator’s and/or the Fund’s organizational documents, registration statement and prospectus (as applicable) are materially true and accurate and will remain materially true and accurate at all times during the term of this Agreement in conformance with applicable federal and state securities laws.

(C)

Each of the employees of Ultimus that serves or has served at any time as an officer of the Fund, including the CCO, President, Treasurer, Secretary and the AML Compliance Officer, shall be covered by the Fund’s Directors & Officers/Errors & Omissions insurance policy (the “Policy”) and shall be subject to the provisions of the Fund’s formation document and Bylaws regarding indemnification of its officers. The Administrator shall provide Ultimus with proof of current coverage, including a copy of the Policy, and shall notify Ultimus immediately should the Policy be canceled or terminated.

(D)

Any officer of the Administrator or the Fund shall be considered an individual who is authorized to provide Ultimus with instructions and requests on behalf of the Fund (an “Authorized Person”) (unless such authority is limited in a writing from the Administrator

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or the Fund and received by Ultimus) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Ultimus the names of the Authorized Persons from time to time.

13.	Insurance

13.1.

Maintenance of Insurance Coverage. Each party agrees to maintain throughout the term of this Agreement professional liability insurance coverage of the type and amount reasonably customary in its industry. Upon request, a party shall furnish the other party with pertinent information concerning the professional liability insurance coverage that it maintains. Such information shall include the identity of the insurance carrier(s), coverage levels, and deductible amounts.

13.2.

Notice of Termination. A party shall promptly notify the other party should any of the notifying party’s insurance coverage be canceled or materially reduced. Such notification shall include the date of change and the reasons therefore.

13.3.

Business Continuity and Disaster Recovery Plans. At all times in connection with its actual or required performance of the Services hereunder, Ultimus shall maintain appropriate Business Continuity and Disaster Recovery Plans designed to prevent any interruption in the provision of Services during disruptive or disaster events (the “Plans”) and implement such Plans in the event of any unplanned interruption of the Services.

14.	Information Provided by the Administrator

14.1.	Prior to the Agreement Effective Date. Prior to the Agreement Effective Date, the Administrator will furnish to Ultimus the following:

(A)	copies of the Fund’s formation document and of any amendments thereto, certified by the proper official of the state in which such document has been filed;

(B)	the Fund’s Bylaws and any amendments thereto;

(C)

certified copies of resolutions of the Board covering the approval of this Agreement, authorization of a specified officer of the Fund to execute and deliver this Agreement and authorization for specified officers of the Fund to instruct Ultimus thereunder;

(D)	a list of all the officers of the Administrator and the Fund, together with specimen signatures of those officers who are authorized to instruct Ultimus in all matters;

(E)	the Fund’s registration statement and all amendments thereto filed with the SEC;

(F)	the Fund’s notification of registration under the Investment Company Act;

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(G)	the Fund’s current prospectus and statement of additional information;

(H)	an accurate, current list of shareholders of the Fund showing each shareholder’s address of record, number of shares owned and whether such shares are represented by outstanding share certificates;

(I)	copies of the current plan of distribution adopted by the Fund under Rule 12b-1 under the Investment Company Act, if applicable;

(J)	copies of the current investment advisory agreement and current investment sub-advisory agreement(s), if applicable, for the Fund;

(K)	copies of the current underwriting agreement for the Fund;

(L)	contact information for the Fund’s service providers, including, but not limited to, the Fund’s custodian, independent accountants, legal counsel, underwriter and chief compliance officer; and

(M)	a copy of procedures adopted by the Fund in accordance with Rule 38a-1 under the Investment Company Act.

14.2.	After the Agreement Effective Date. After the Agreement Effective Date, the Administrator will furnish to Ultimus any amendments to the items listed in Section 14.1.

15.	Compliance with Law

The Administrator and the Fund assumes full responsibility for the preparation and contents of its prospectus and further agrees to comply with all applicable requirements of the Federal Securities Laws and any other laws, rules and regulations of governmental authorities having jurisdiction over the Fund, including, but not limited to, the Internal Revenue Code, the USA PATRIOT Act of 2001, and the Sarbanes-Oxley Act of 2002, each as amended.

16.	Privacy and Confidentiality

16.1.

Definition of Confidential Information. The term “Confidential Information” shall mean all information that either party discloses (a “Disclosing Party”) to the other party (a “Receiving Party”), whether in writing, electronically, or orally and in any form (tangible or intangible), that is confidential, proprietary, or relates to clients or shareholders (each either existing or potential). Confidential Information includes, but is not limited to:

(A)	any information concerning technology, such as systems, source code, databases, hardware, software, programs, applications, engaging protocols, routines, models, displays, and manuals;

(B)	any unpublished information concerning research activities and plans, customers, clients, shareholders, Fund portfolio holdings, strategies and plans, costs, operational techniques;

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(C)	any unpublished financial information, including information concerning revenues, profits and profit margins, and costs or expenses; and

(D)	Customer Information (as defined below).

Confidential Information will remain the sole and exclusive property of the Disclosing Party and is deemed confidential and proprietary to the Disclosing Party regardless of whether such information was disclosed intentionally or unintentionally, or marked appropriately.

16.2.

Definition of Customer Information. Any Customer Information will remain the sole and exclusive property of the Administrator and the Fund. “Customer Information” shall mean all non-public, personally identifiable information as defined by Gramm-Leach-Bliley Act of 1999, as amended, and its implementing regulations (e.g., SEC Regulation S-P and Federal Reserve Board Regulation P) (collectively, the “GLB Act”).

16.3.	Treatment of Confidential Information

(A)

Each party agrees that at all times during and after the terms of this Agreement, it shall use, handle, collect, maintain, and safeguard Confidential Information in accordance with (1) the confidentiality and non-disclosure requirements of this Agreement; (2) the GLB Act, as applicable and as it may be amended; and (3) such other Applicable Law, whether in effect now or in the future.

(B)

Without limiting the foregoing, the Receiving Party shall apply to any Confidential Information at least the same degree of reasonable care used for its own confidential and proprietary information, and in no event less than a commercially reasonable standard of care, to avoid unauthorized disclosure or use of Confidential Information under this Agreement.

(C)	Each party further agrees that:

(1)

The Receiving Party will hold all Confidential Information it obtains in strictest confidence and will use and permit use of Confidential Information solely for the purposes of this Agreement or as otherwise provided for in this Agreement, and consistent therewith, may disclose or provide access to its responsible employees or agents (including, in the case of the Fund, any investment adviser to the Fund and employees and agents of such investment adviser or their respective affiliates) who have a need to know and are under adequate confidentiality agreements or arrangements, including duties not to trade on non-public information, and make copies of Confidential Information to the extent reasonably necessary to carry out its obligations under this Agreement;

(2)	Notwithstanding the foregoing, the Receiving Party may release Confidential Information as permitted or required by law or approved in writing by the

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Disclosing Party, which approval shall not be unreasonably withheld and may not be withheld where the Receiving Party may be exposed to civil or criminal liability or proceedings for failure to release such information;

(3)

Additionally, Ultimus may provide Confidential Information typically supplied in the investment company industry to companies that track or report price, performance or other information regarding investment companies so long as the information is anonymized (i.e., the Fund’s name is not used in, or provided with, such Confidential Information);

(4)

The Receiving Party will immediately notify the Disclosing Party of any unauthorized disclosure or use and will cooperate with the Disclosing Party to protect all proprietary rights in any Confidential Information; and

(5)	The Receiving Party shall be responsible for any disclosure of Confidential Information by its agents, contractors, subcontractors, and licensees as if it was its own disclosure.

In addition, Ultimus agrees that it and its employees or agents will not trade on non-public information regarding the Fund or its portfolio holdings.

Nothing in this Agreement will prohibit a Receiving Party from communicating directly with or providing information, including documents, not otherwise protected by any applicable law or privilege, to any regulator or any other national, federal, state or local government agency or commission regarding possible violations of law or regulation, without disclosure to the Disclosing Party.

16.4.	Severability. This provision and the obligations under this Section 16 shall survive termination of this Agreement.

17.	Press Release

Within the first 60 days following the Agreement Effective Date, the Administrator agrees to review in good faith a press release (in any format or medium) announcing the Agreement with Ultimus; provided that Ultimus must obtain the Administrator’s written consent prior to publication of such release.

18.	Non-Exclusivity

The services of Ultimus rendered to the Administrator and the Fund are not deemed to be exclusive. Except to the extent necessary to perform Ultimus’ obligations under this Agreement, nothing herein shall be deemed to limit or restrict Ultimus’ right, or the right of any of Ultimus’ managers, officers or employees who also may be a trustee, officer or employee of the Administrator or the Fund, or persons who are otherwise affiliated persons of the Administrator or the Fund to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other person.

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19.	Arbitration

Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in Cincinnati, Ohio, according to the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

This arbitration provision shall be enforced and interpreted exclusively in accordance with applicable federal law, including the Federal Arbitration Act. Any costs, fees, or taxes involved in enforcing the award shall be fully assessed against and paid by the party resisting enforcement of said award. The prevailing party shall also be entitled to an award of reasonable attorneys’ fees and costs incurred in connection with the enforcement of this Agreement.

20.	Notices

Any notice provided under this Agreement shall be sufficiently given when either delivered personally by hand or received by electronic mail overnight delivery, or certified mail at the following address.

20.1.	If to the Administrator:

PennantPark Investment Administration, LLC

Attn: Arthur H. Penn

1691 Michigan Avenue

Miami Beach, FL 33139

Email: legal@pennantpark.com

with copies to:

Cynthia R. Beyea, Esq. Dechert LLP 1900 K Street NW Washington, DC 20006 E-mail: Cynthia.Beyea@dechert.com	Thomas J. Friedmann, Esq. Dechert LLP One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 E-mail: Thomas.Friedmann@dechert.com

20.2.	If to Ultimus:

Ultimus Fund Solutions, LLC

Attn: General Counsel

4221 North 203rd Street, Suite 100

Elkhorn, NE 68022

Email: legal@ultimusfundsolutions.com

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21.	General Provisions

21.1.

Incorporation by Reference. This Agreement and its addendums, schedules, exhibits, and other documents incorporated by reference express the entire understanding of the parties and supersede any other agreement between them relating to the Services.

21.2.	Conflicts. In the event of any conflict between this Agreement and any appendices or Addendum thereto, this Agreement shall control.

21.3.	Amendments. The parties may only amend, modify, or waive all or part of this Agreement by written amendment or waiver signed by both parties.

21.4.	Assignments.

(A)

Except as provided in this Section 21.4, this Agreement and the rights and duties hereunder shall not be assignable by either of the parties except by the specific written consent of the non-assigning party.

(B)

The terms and provisions of this Agreement shall become automatically applicable to any entity that is the successor to the Administrator because of reorganization, recapitalization, or change of domicile.

(C)

Ultimus may, to the extent permitted by law and in its sole discretion, assign all its rights and interests in this Agreement to an affiliate, parent, subsidiary or to the purchaser of substantially all of its business, provided that Ultimus provides the Administrator at least 90 days’ prior written notice.

(D)	This Agreement shall be binding upon, and shall inure to the benefit of, the parties and their respective successors and permitted assigns.

21.5.

Governing Law. This Agreement shall be construed in accordance with the laws of the state of New York and the applicable provisions of the Investment Company Act. To the extent that the applicable laws of the state of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, the latter shall control.

21.6.	Headings. Section and paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

21.7.

Multiple Counterparts. This Agreement may be executed in two or more counterparts, each of which when executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by email or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original, signed copy of this Agreement.

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21.8.

Severability. If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected by such determination, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provisions held to be illegal or invalid.

Signatures are located on the next page.

PennantPark Investment Administration, LLC Ultimus Sub-Administration Services Agreement October 17, 2025	Page 17 of 18

The parties duly executed this Agreement as of October 17, 2025.

	PennantPark Investment Administration, LLC		Ultimus Fund Solutions, LLC

By:	/s/ Jeffrey Sion	By:	/s/ Gary Tenkman
Name:	Jeffrey Sion	Name:	Gary Tenkman
Title:	Authorized Signatory	Title:	Chief Executive Officer

PennantPark Investment Administration, LLC Ultimus Sub-Administration Services Agreement October 17, 2025	Page 18 of 18

Fund Sub-Administration Addendum

for

PennantPark Investment Administration, LLC

on behalf of

PennantPark Enhanced Income Fund

This Fund Sub-Administration Addendum, dated October 17, 2025, is between PennantPark Investment Administration, LLC (the “Administrator”) on behalf of PennantPark Enhanced Income Fund (the “Fund”) and Ultimus Fund Solutions, LLC (“Ultimus”) and supplements that certain Sub-Administration Services Agreement dated October 17, 2025 by and between the Administrator and Ultimus (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

Ultimus shall provide the following Fund Administration Services subject to, and in compliance with the objectives, policies and limitations set forth in the Fund’s Registration Statement, the Fund’s organizational documents, bylaws, applicable laws and regulations, and resolutions and policies established by the Fund’s Board:

1.

In performing the Services, Ultimus will act as a liaison among the Fund’s service providers, including, but not limited to its custodian, fund accountant and dividend disbursing agent, distributor, printer, legal counsel, and audit firm;

2.

Upon request, assist the Fund in the evaluation and selection of other service providers, such as independent public accountants, printers, EDGAR providers and proxy solicitors (such parties may be affiliates of Ultimus);

3.	Prepare and maintain the Fund’s operating expense budget to determine proper expense accruals to be charged to the Fund in order to calculate its net asset value;

4.

Prepare, or cause to be prepared, expense and financial reports, including Fund budgets, expense reports, pro-forma financial statements, expense and profit/loss projections and fee waiver/expense reimbursement projections on a periodic basis as mutually agreed;

5.	Prepare authorization for the payment of Fund expenses and pay, from Fund assets, all authorized bills of the Fund;

6.

Determine income and capital gains available for distribution and calculate distributions required to meet regulatory, income, and excise tax requirements, to be reviewed by the Fund’s independent public accountants;

7.

Compute performance data required for inclusion in fund financial reports and disseminate such data to information services covering the investment company industry, for sales literature of the Fund and other appropriate purposes;

8.

Provide other information typically supplied in the investment company industry as mutually agreed to companies that track or report price, performance or other information with respect to investment companies;

PennantPark Enhanced Income Fund Fund Sub-Administration Addendum	Page 1 of 5

9.	Prepare and coordinate the printing and delivery of the Fund’s semi-annual and annual financial statements;

10.	Coordinate the Fund’s audits and examinations by:

a.	assisting the Fund’s independent public accountants, or, upon approval of the Fund, any regulatory body, in any requested review of the Fund’s accounts and records, as mutually agreed upon;

b.	providing appropriate financial schedules (as requested by the Fund’s independent public accountants or SEC examiners), as mutually agreed upon; and

c.	providing office facilities as may be required.

11.

Facilitate, register, or prepare applicable notice or other filings as directed by the Fund’s investment adviser with respect to, the Shares with the various state and territories of the United States and other securities commissions, provided that all fees for the registration of Shares or for qualifying or continuing the qualification of the Fund shall be paid by the Fund;

12.

Upon request of the Fund and in consultation with legal counsel to the Fund, the investment adviser, officers of the Fund and other relevant parties, collect, prepare and disseminate digital materials for quarterly meetings of the Board, including agendas, resolutions and selected financial information as agreed upon by the Fund and Ultimus from time to time; attend and participate in quarterly Board meetings to the extent requested by the Board; and prepare or cause to be prepared minutes of the quarterly meetings of the Board. As agreed upon by the Fund and Ultimus from time to time, Ultimus may provide the services described in this paragraph 12 in connection with a total of four (4) Board meetings each year (one Board meeting each quarter), with any such work for additional Board meetings being performed at Ultimus’ then current hourly rate for such Board meeting and preparatory services. The current rate as of the date of this Fund Administration Addendum for such Board meeting and preparatory services is $[REDACTED] per hour and is subject to change.

13.

In consultation with legal counsel for the Fund, facilitate the EDGARIZATION and filing of the Fund’s Registration Statement on Form N-2 and amendments thereto; provided that the Fund’s legal counsel will be responsible for drafting the Fund’s Registration Statement and any pre- and post-effective amendments thereto (including the annual update to the Registration Statement);

14.	In consultation with legal counsel for the Fund, assist in and monitor the preparation, filing, printing and where applicable, dissemination to shareholders of the following:

a.	periodic reports to the Board, shareholders and the SEC, including but not limited to annual reports and semi-annual reports;

b.	notices pursuant to Rule 24f-2 (as applicable);

c.	shareholder repurchase offer notifications; and

d.	reports to the SEC on Forms N-CEN, N-CSR, N-PORT, N-23c-3, Schedule TO, and N-PX (as applicable).

15.	Review the Fund’s federal, state, and local tax returns as prepared and signed by the Fund’s independent public accountants; and

16.

Monitor Fund holdings and operations for post-trade compliance with the Prospectus and Statement of Additional Information, SEC statutes, rules, regulations and policies and at the direction of the Fund’s independent public accountants and legal counsel, monitor Fund holdings for compliance with IRS taxation

PennantPark Enhanced Income Fund Fund Sub-Administration Addendum	Page 2 of 5

limitations and restrictions and applicable Federal Accounting Standards Board rules, statements and interpretations; provide periodic compliance reports to each investment adviser or sub-adviser to the Fund, and assist the Fund, the Adviser and each sub-adviser to the Fund (collectively referred to as “Advisers”) in preparation of periodic compliance reports to the Fund and/or the Board, as applicable. Post-trade compliance testing will be performed in accordance with testing policies and procedures that are reasonably designed to comport with industry standard post-trade compliance testing practices. Because such post-trade compliance testing is performed using fund accounting data and data provided by third-party sources, including, without limitation the Adviser, its accuracy is dependent upon the accuracy of such data, and the Fund agrees and acknowledges that Ultimus is not liable for the accuracy or inaccuracy of such data. The Fund further agrees and acknowledges that the post-trade compliance testing performed by Ultimus shall not relieve the Fund or the Adviser of their responsibilities with respect to fund portfolio compliance, including on a pre-trade basis, and that Ultimus shall not be held liable for any act or omission of the Fund or the Adviser with respect to fund portfolio compliance; provided that Ultimus has performed its post-trade compliance obligations. Moreover, and notwithstanding the foregoing, Ultimus’ ability and therefor its obligation to perform post-trade compliance testing shall be wholly-dependent upon its timely receipt from third-party sources, including as applicable the Adviser, of all data necessary in Ultimus’ sole determination to properly perform such post-trade compliance testing, and, should Ultimus determine it to be necessary, the Adviser shall use commercially reasonable efforts to arrange for Ultimus to have secure look-through access to private fund holdings.

17.

Provide individuals reasonably acceptable to the Board to serve as officers of the Fund, including, without limitation, individuals to serve as assistant treasurer and secretary, who will be responsible for the management of certain of the Fund’s affairs as determined and under supervision by the Board; depending on the nature and scope of any such officer appointment, Ultimus may be entitled to an additional fee (as set forth in the Fund Administration Fee Letter).

Special Reports and Services

1.

Ultimus may provide additional special reports upon the request of the Administrator or the Fund’s investment adviser or Board, which may result in an additional charge, the amount of which shall be agreed upon by the parties prior to the reports being made available.

2.

Ultimus may provide such other similar services with respect to the Fund as may be reasonably requested by the Administrator, such as assistance with information statements, Proxy Statements or Form N-14, which may result in an additional charge, the amount of which shall be agreed upon between the parties prior to such services being provided.

Tax Matters

Ultimus does not provide tax advice. Nothing in the Agreement or this Fund Sub-Administration Addendum shall be construed or have the effect of rendering tax advice. It is important that the Administrator consult a professional tax advisor regarding its individual tax situation.

Legal Representation

Notwithstanding any provision of the Agreement or this Fund Sub-Administration Addendum to the contrary, Ultimus will not provide legal representation to the Administrator or the Fund, including through the use of attorneys that are employees of, or contractually engaged by, Ultimus. The Administrator acknowledges that in-house

PennantPark Enhanced Income Fund Fund Sub-Administration Addendum	Page 3 of 5

Ultimus attorneys exclusively represent Ultimus and will rely on the Administrator’s counsel or the Fund’s counsel (which may include outside counsel retained by either the Administrator or the Fund) to review all services provided by in-house Ultimus attorneys and to provide independent judgment on the Administrator’s or the Fund’s behalf (as applicable). The Administrator acknowledges that because no attorney-client relationship exists between in-house Ultimus attorneys and the Administrator or the Fund, any information provided to Ultimus attorneys by the Administrator or the Fund will not be privileged and may be subject to compulsory disclosure under certain circumstances. Ultimus represents that it will maintain the confidentiality of information disclosed to its in-house attorneys on a best efforts basis and in accordance with Section 16 of the Agreement.

Signatures are located on the next page.

PennantPark Enhanced Income Fund Fund Sub-Administration Addendum	Page 4 of 5

The parties duly executed this Fund Sub-Administration Addendum as of October 17, 2025.

	PennantPark Investment Administration, LLC		Ultimus Fund Solutions, LLC

By:	/s/ Jeffrey Sion	By:	/s/ Gary Tenkman
Name:	Jeffrey Sion	Name:	Gary Tenkman
Title:	Authorized Signatory	Title:	Chief Executive Officer

PennantPark Enhanced Income Fund Fund Sub-Administration Addendum	Page 5 of 5

Fund Sub-Administration Fee Letter

For

PennantPark Investment Administration, LLC

on behalf of

PennantPark Enhanced Income Fund

This Fund Sub-Administration Fee Letter (this “Fee Letter”) applies to the Services provided by Ultimus Fund Solutions, LLC (“Ultimus”) to PennantPark Enhanced Income Fund (the “Fund”) pursuant to that certain Sub-Administration Services Agreement dated October 17, 2025, by and between PennantPark Investment Administration, LLC (the “Administrator”) and Ultimus, and the Fund Sub-Administration Addendum dated October 17, 2025 (the “Agreement”). Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

1.	Fees

[REDACTED]

2.	Reimbursable Expenses

[REDACTED]

3.	Term

3.1.	Initial Term. This Fee Letter shall continue in effect, unless earlier terminated under Section 3.3 below, until the expiration of the Agreement’s Initial Term (the “Initial Term”).

3.2.

Renewal Terms. Immediately following the Initial Term, this Fee Letter shall automatically renew for successive two-year periods (each a “Renewal Term”) unless Ultimus, the Administrator, or the Adviser gives written notice of termination at least 150 days prior to the end of the Initial Term or the then-current Renewal Term.

3.3.

Termination. Ultimus or the Administrator may terminate the Agreement as set forth in the Agreement. Any such termination shall be treated as a termination of this Fee Letter. Upon termination of this Fee Letter, the Administrator or the Adviser shall be responsible for payment of any amounts required to be paid under the Agreement, including, without limitation, any applicable Early Termination Fee, any reimbursements for cash disbursements made by Ultimus and any fee for deconversion or liquidation services.

3.4.	Early Termination. [REDACTED]

3.5.

Deconversion. Ultimus will cooperate with any reasonable request of the Administrator to effect a prompt transition to a new service provider selected by the Administrator. In consideration for which, Ultimus shall be entitled to collect from the Administrator or the Adviser the amount of all of Ultimus’ cash disbursements reasonably made for services in connection with Ultimus’ activities in effecting such transition, including, without limitation, the delivery to the Administrator or its designees of the Fund’s property, records, instruments, and documents, and a fee for fund administration deconversion services of not less than $[REDACTED].

PennantPark Enhanced Income Fund Transfer Agent and Shareholder Services Fee Letter	Page 1 of 3

3.6.

Liquidation. In the event the Fund is liquidated, Ultimus shall be entitled to collect from the Administrator or the Adviser the amount of all of Ultimus’ cash disbursements reasonably made for services in connection with Ultimus’ activities in effecting such liquidation, including, without limitation, the delivery to the Administrator or its designees of the Fund’s property, records, instruments, and documents, and a fee for fund administration liquidation services of not less than $[REDACTED].

3.7.

Restructuring. In the event the Fund undergoes a restructuring event, including, without limitation, any merger, acquisition, or reorganization event, which does not involve transition to a new service provider as would a deconversion, but does require Ultimus to perform fund sub-administration services outside of the ordinary course, Ultimus shall be entitled to collect from the Administrator or the Adviser a fund administration restructuring fee of not less than $[REDACTED], which shall be in addition to any hourly event processing charge that Ultimus is permitted to charge.

4.	Fee Increases

[REDACTED]

5.	Amendment

The parties may only amend this Fee Letter by written amendment signed by all the parties.

Signatures are located on the next page.

PennantPark Enhanced Income Fund Transfer Agent and Shareholder Services Fee Letter	Page 2 of 3

The parties duly executed this Fund Sub-Administration Fee Letter dated October 17, 2025.

	PennantPark Investment Administration, LLC		Ultimus Fund Solutions, LLC

By:	/s/ Jeffrey Sion	By:	/s/ Gary Tenkman
Name:	Jeffrey Sion	Name:	Gary Tenkman
Title:	Authorized Signatory	Title:	Chief Executive Officer

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement.

PennantPark Investment Advisers, LLC

By:	/s/ Jeffrey Sion
Name:	Jeffrey Sion
Title:	Authorized Signatory

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